Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
SEC File No. of
Registration Statement on Form S-4 filed by
Rockwell Collins, Inc.: 333-214774
Date: January 20, 2017

Rockwell Collins



1st Quarter FY 2017 Conference Call

January 20, 2017

Rockwell Collins

Safe Harbor Statement

This presentation contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; the uncertainties of the outcome of lawsuits, claims and legal proceedings; risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

1st Quarter FY 2017 Results

(in millions, except EPS amounts)

Sales



$1,169
$1,193
2% increase
1Q FY16
1Q FY17

Income from Continuing Operations, net of taxes



$133 (1)
$145 (2)
9% increase
1Q FY16
1Q FY17

EPS from Continuing Operations



$1.00 (1)
$1.10 (2)
10% increase
1Q FY16
1Q FY17

Operating Cash Flow from Continuing Operations



11% decrease
($91)
($101)
1Q FY16
1Q FY17

(1) – Includes a $28 million after-tax, or 21 cent earnings per share, restructuring and asset impairment charge, partially offset by a $24 million, or 18 cent earnings per share, benefit from the retroactive reinstatement of the Federal Research & Development Tax Credit.

(2) – Includes $13 million after-tax, or 10 cent earnings per share, of expenses related to the pending acquisition of B/E Aerospace.

Commercial Systems

($ in millions)

CS Sales



$562
$549
2% decrease
1Q FY16
1Q FY17

CS Operating Earnings



$125
$125
1Q FY16
1Q FY17
Operating Margins
22.2%
22.8%

Sales

$5 million OEM increase: 2%

- Higher product deliveries in support of A350 and CSeries production rate increases
- Favorable customer timing for airline selectable equipment
- Higher customer funded development program revenues
- Partially offset by lower business aircraft OEM production rates

$13 million Aftermarket decrease: (5%)

- Lower regulatory mandate upgrade activity
- Lower spares provisioning for Boeing 787 and A350
- Lower head-up display retrofit sales to customers in China

Operating Earnings

Operating margins increase due to:

- Lower company-funded R&D expense
- Cost savings initiatives
- Partially offset by lower sales volume and unfavorable sales mix due to decreases in sales from higher-margin business jet OEM revenues offset by increases in sales from lower-margin customer-funded development revenues

Government Systems

($ in millions)


GS Sales
$451
$475
5% increase
1Q FY16
1Q FY17


GS Operating Earnings
$86
$96
12% increase
1Q FY16
1Q FY17
Operating Margins
19.1%
20.2%

Sales

Sales increase $24 million: 5%

- Higher simulation and training program sales
- Higher fixed-wing program sales
- Higher datalink program sales
- Partially offset by lower communications sales

Sales by category:

- Avionics increase 9%
- Communication and Navigation decrease (1)%

Operating Earnings

Increase in operating earnings and operating margin primarily due to higher sales volume and cost savings initiatives

Information Management Services

($ in millions)


IMS Sales
$156
$169
8% increase
1Q FY16
1Q FY17


IMS Operating Earnings
$24
$30
25% increase
1Q FY16
1Q FY17

Operating Margins	15.4%	17.8%

Sales

Sales increase $13 million: 8%

- 11% growth in aviation related business
- 2% growth in non-aviation related business

Operating Earnings

Increase in operating earnings and operating margin primarily due to higher sales volume

Rockwell Collins

Capital Structure Status

($ in millions)

	09/30/16	12/31/16
Cash and cash equivalents	$ 340	$ 308
Short-term Debt	(740)	(920)
Long-term Debt	(1,374)	(1,356)
Net Debt	**$ (1,774)**	**$ (1,968)**
Equity	**$ 2,084**	**$ 2,208**
Debt To Total Capital	**50%**	**51%**
Debt To EBITDA [1]	**1.7x**	**1.7x**

[1] See slide 10 for non-GAAP disclosures.

Near-Term Capital Deployment

Investments in Growth	• Continued R&D investment • Capital expenditures ~3.0 to 3.5% of sales
Capital Structure	• Committed to solid investment grade rating • Near term focus on debt reduction • Expect to delever to below 3x debt/EBITDA within two years
Shareowners	• Retain dividend payout of ~25% of net income • Limited share repurchases to offset dilution until capital structure goals realized (~2.0 to 2.5 debt/EBITDA)

Rockwell Collins

FY 2017 Guidance (1)

Total Sales	$5.3 Bil. to $5.4 Bil.
Total Segment Operating Margins	About 21.0%
Cash Flow from Operations Capital Expenditures Free Cash Flow (2)	$800 Mil. to $900 Mil. About $200 Mil. $600 Mil. To $700 Mil.
Research & Development Investment	$900 Mil. to $950 Mil.
Full Year Income Tax Rate	28% to 29%

(1) This financial guidance is based on stand-alone expectations for Rockwell Collins and does not contemplate the impact of the pending acquisition of B/E Aerospace.
(2) See slide 12 for non-GAAP disclosures.

Rockwell Collins

Non-GAAP Financial Information

The Non-GAAP ratio of debt to EBITDA information included on slide seven is believed to be useful to investors' understanding and assessment of the Company's total capital structure and liquidity. The Company does not intend for the information to be considered in isolation or as a substitute for the related GAAP measures. The table below explains the debt to EBITDA calculation in more detail for the twelve-month period from October 1, 2015 through September 30, 2016 and the twelve-month period from January 1, 2016 through December 31, 2016 (unaudited, in millions). All businesses reported as discontinued operations have been excluded from the debt to EBITDA calculation.

	12 months ended	
	9/30/16	12/31/16
Income from continuing operations before income taxes	$ 935	$981
Interest expense	64	69
Depreciation	144	146
Amortization of intangible assets and pre-production engineering costs	109	109
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 1,252	$1,305
	9/30/16	12/31/16
Total debt	$ 2,114	$2,276
Debt to EBITDA	**1.7x**	**1.7x**

Rockwell Collins

Non-GAAP Financial Information

The adjusted earnings per share non-GAAP information included in this disclosure is believed to be useful to an investor's understanding and assessment of our on-going operations and to reflect certain non-operating items impacting comparability between periods. The Company does not intend for the non-GAAP information to be considered in isolation or as a substitute for the related GAAP measures. The non-GAAP information is intended to clarify the impact certain items had on our year-over-year comparative results.

	Q1 FY17	Q1 FY16
Earnings per share, as reported	$ 1.10	$ 1.00
B/E Aerospace transaction costs	0.08	-
B/E Aerospace transaction credit facility fees	0.02	-
Restructuring and asset impairment charges	-	0.21
Retroactive Federal R&D tax credit benefit	-	(0.18)
Adjusted earnings per share	$ 1.20	$ 1.03

Rockwell Collins

Non-GAAP Financial Information

Free cash flow is a non-GAAP measure and is reconciled to the related GAAP measure, Cash Provided by Operating Activities below. Free cash flow is calculated at Cash Provided by Operating Activities from Continuing Operations less Property Additions. The non-GAAP free cash flow information included in this disclosure is believed to be useful to investors' understanding and assessment of the Company's ongoing operations.

	Q1 FY17	Q1 FY16
Cash Used for Operating Activities from Continuing Operations	$ (101)	$ (91)
Less: Property Additions	(52)	(48)
Free Cash Flow	$ (153)	$ (139)

Legends

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-214774) that includes a preliminary joint proxy statement/prospectus of Rockwell Collins and B/E Aerospace and other documents related to the proposed transaction. These materials are not yet final and will be amended. The registration statement has not been declared effective by the SEC. After the registration statement is declared effective by the SEC, Rockwell Collins and B/E Aerospace will each file with the SEC a definitive joint proxy statement/prospectus and other documents with respect to the proposed transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Rockwell Collins and B/E Aerospace. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins' internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins' Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace's internet website at http://www.beaerospace.com or by contacting B/E Aerospace's Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

PARTICIPANTS IN THE SOLICITATION

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on December 15, 2016, and Rockwell Collins' Current Report on Form 8-K, filed with the SEC on January 10, 2017. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus filed with the SEC.